

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2016

By E-Mail

Aneliya S. Crawford, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

> **Re: Support.com, Inc.**
> **Revised Preliminary Proxy Statement**
> **Filed on May 4, 2016**
> **Filed by VIEX Opportunities Fund, LP – Series One, et al**
> **File No. 001-37594**

Dear Ms. Crawford:

We have reviewed your filing and have the following comments.

Revised Preliminary Proxy Statement

Cover Letter

1.   We note your response to the first bullet point in prior comment 1. We disagree that you have provided sufficient support for your assertion. Please confirm that you will not make the assertion in future filings.

2.   We note your response to the second bullet point in prior comment 1 and we reissue our comment. Our comment sought support for your implication that the current board is not attempting to maximize value for all stockholders.

3.   We note your response to the third bullet point in prior comment 1 and we reissue our comment. We do not believe you have provided sufficient support for your disclosure. We note that, in your response, you describe the company consideration of a settlement proposal you made prior to October 29, 2015, which suggests the company evaluated your proposal instead of disregarding it. It is also unclear how the adoption of a stockholders rights plan or the amendment of the company's bylaws, each in a possible reaction to your accumulation of shares, shows disregard for stockholders' input.

4.   We reissue the first bullet point in prior comment 2 as it related to your assertion about the company's "history …of poor corporate governance." Given your assertion that the company has a history of poor corporate governance, your support should include such

history, possibly extending back beyond the company's possible reaction to your accumulation of shares. Also, your belief that the company's corporate governance is poor is not supported in your response; rather, your dislike for the company's actions is addressed.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions